Issuer Free Writing Prospectus filed

pursuant to Rule 433

supplementing the Prospectus

dated October 3, 2014

Registration No. 333-197122

UNILIFE CORPORATION HAS FILED A REGISTRATION STATEMENT (REGISTRATION STATEMENT NUMBER 333- 197122) (INCLUDING A PROSPECTUS) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS UNILIFE CORPORATION HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT UNILIFE CORPORATION AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, UNILIFE CORPORATION WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 717-384-3400.

ISSUER FREE WRITING PROSPECTUS DATED JULY 29, 2015

UNILIFE CORPORATION

Imperium™ Announcement

Unilife Corporation (“Unilife”), a developer, manufacturer and supplier of injectable drug delivery systems, provides the following information to Lincoln Park Capital, LLC (“LPC”) regarding Unilife’s new Imperium™ platform of instant insulin pumps.

Imperium is a prefilled, disposable, multi-day wearable insulin pump that does not require filling or assembly by the patient. Because it is prefilled and pre-assembled like an insulin pen, only three intuitive steps are required to commence continuous subcutaneous insulin infusion, with on-demand bolus delivery available to the user via the simple push of a button. Imperium is configurable to include wireless connectivity systems, such as Bluetooth LE, to integrate with smartphone apps for patient reminders and status updates. With data connectivity available, healthcare providers could also have access to real-time or historic data to tailor the insulin therapy for each patient to achieve and maintain glycemic control.

Imperium is designed for supply to a select insulin partner or partners ready for filling and packaging using standard pharmaceutical processes, materials and equipment. Insulin partners can then sell the prefilled, fully-assembled device through existing commercial channels, with no sales, marketing, commercial development, reimbursement, and clinical support costs to Unilife. As a prefilled, high-precision device with a delivery resolution of 0.5µL, Imperium is suitable for use with high concentration insulins up to U-500.

At-The-Market Program Announcement

Unilife has negotiated and concurrently with entering into its agreement with LPC, will enter into a $25,000,000 Controlled Equity OfferingSM Sales Agreement (the “Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) to create an at-the-market equity program under which Unilife from time to time may offer and sell shares of its common stock, par value $0.01 per share, having an aggregate offering price of up to $25,000,000 (the “Shares”) through Cantor (the “ATM Program”).

Subject to the terms and conditions of the Agreement, Cantor will use its commercially reasonable efforts to sell the Shares from time to time, based upon Unilife’s instructions. Unilife will provide Cantor with customary indemnification rights, and Cantor will be entitled to a commission at a fixed commission rate of up to 3.0% of the gross proceeds per Share sold.

Unilife expects to use the net proceeds generated from the ATM Program to support its continued investment in Unilife’s plant, equipment, systems and personnel to further develop its manufacturing and operational capabilities to satisfy current and future customer orders and general corporate purposes, including working capital, acquisitions and other business opportunities.

Sales of the Shares, if any, under the Agreement may be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made by means of ordinary brokers’ transactions, including on The NASDAQ Global Market, at market prices or as otherwise agreed with Cantor. Unilife will have no obligation to sell any of the Shares, and may at any time suspend offers under the Agreement or terminate the Agreement.

This free writing prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.